



12012304

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2012

Washington, DC
110

SEC FILE NUMBER
8 – 53087

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/11_____ AND ENDING _____12/31/11_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

New Investor World Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6210 Campbell Road, Suite 128
                                                    (No. and Street)

Dallas   Texas   75248
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                                            (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
                         (Name – *if individual, state last, first, middle name*)

4421 Wanda Lane   **Flower Mound**   **Texas**   **75022**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of**
                                 Information contained in this form are not required to respond
                                 unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Grace Barnard _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ **New Investor World Incorporated** _____, as of
_____ December 31 _____, 20__ 11 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ NONE _____

_____

_____

_____
_____ *Signature*

2.20.201~
_____
Title

_____
Notary Public

DOUGLAS W. POWELL
MY COMMISSION EXPIRES
January 20, 2013

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

NEW INVESTOR WORLD INCORPORATED

FINANCIAL REPORT

DECEMBER 31, 2011

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
New Investor World Incorporated

We have audited the accompanying statement of financial condition of New Investor World Incorporated (the Company) as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Investor World Incorporated as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 14, 2012

1

NEW INVESTOR WORLD INCORPORATED
Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$	14,523
TOTAL ASSETS	$	14,523

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$	-

Stockholder's Equity

Common stock, $0.10 par value, 10,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	136,024
Accumulated deficit	(122,501)
TOTAL STOCKHOLDER'S EQUITY	14,523
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 14,523

NEW INVESTOR WORLD INCORPORATED
Statement of Income
Year Ended December 31, 2011

Revenue

Insurance commissions	$	178
Expenses		-
NET INCOME	$	178

NEW INVESTOR WORLD INCORPORATED
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2010	10,000	$ 1,000	$ 136,024	$ (122,679)	$ 14,345
Net income	-	-	-	178	178
Balances at December 31, 2011	10,000	$ 1,000	$ 136,024	$ (122,501)	$ 14,523

NEW INVESTOR WORLD INCORPORATED
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities:

Net income	$	178
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Net cash provided by operating activities	$	178
Net change in cash		178
Cash at beginning of year		14,345
Cash at end of year	$	14,523

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

New Investor World Incorporated (the Company) was organized in September 2000 as a Texas corporation. The Company is a wholly owned subsidiary of NIW Companies, Inc. formerly NIW Holdings, Inc. (Parent). The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company markets wholesale insurance products to other broker/dealers using various strategies. The Company's customers are broker/dealers located throughout the United States.

The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will limit its securities business to the distribution of mutual funds and/or variable life insurance or annuities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

<u>Insurance Commissions</u>

Insurance commissions are recorded when earned by the Company.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2011, open Federal tax years include the tax years ended December 31, 2008 through December 31, 2010.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital and net capital requirements of $14,523 and $5,000, respectively. The Company's net capital ratio was zero to 1.

Note 3 - Income Taxes

The Company is not included in the federal income tax return of the Parent and files its income tax return on a separate company basis using the cash basis method of accounting. The Company's current year taxable income was fully offset by prior years net operating loss carryforward. As of December 31, 2011, the Company has a federal net operating loss carry forward remaining of approximately $116,000 available to offset future taxable income, which begins expiring in 2021. The federal net operating loss carry forward creates a deferred tax asset of approximately $17,000; however, the entire amount has been offset by valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 4 - Related Party Transactions

The Company is under the control of its Parent and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

Note 4 - **Related Party Transactions (Continued)**

Under a Services Agreement effective January 1, 2002 and amended July 12, 2003, the Parent will incur certain obligations related to the combined business of the Company and the Parent, and provide certain services to the Company. For such obligations incurred and services performed, the Company will pay to the Parent all revenues received related to the combined business of the Company and the Parent. The Agreement allows the Company to waive any such portion of the fees in order for the Company to remain in compliance with its minimum net capital requirements (See Note 2). No fees were incurred for the year ended December 31, 2011 under this Agreement. The Agreement was not consummated on terms equivalent to arms length transactions.

Note 5 - **Contingencies**

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 - **Subsequent Events**

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2011, through February 14, 2012, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

NEW INVESTOR WORLD INCORPORATED
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2011

Computation of Net Capital

Total stockholder's equity qualified for net capital	$	14,523
Deductions and/or charges		-
Net Capital	$	14,523
Aggregate indebtedness	$	-

Computation of basic net capital requirement
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) $ 5,000

Net capital in excess of minimum requirement $ 9,523

Ratio of aggregate indebtedness to net capital Zero to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2011 as filed by New Investor World Incorporated on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
New Investor World Incorporated

In planning and performing our audit of the financial statements of New Investor World Incorporated (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

10

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 14, 2012